                                                                  EXHIBIT 99.f.

                                    FORM F-4

                             AMENDED AND RESTATED

                                 UNITED STATES
                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            WASHINGTON, D.C.  20429
(Mark One)

[X]            QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended SEPTEMBER 30, 1993

                                       OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________
FDIC insurance certificate number: 17056-9


                                  LIBERTY BANK
             (exact name of registrant as specified in its charter)


             HAWAII                                99-0046430
             ------                                ----------
    (State or other jurisdiction                (I.R.S. Employer
  of incorporation or organization)            Identification No.)


                 99 NORTH KING STREET, HONOLULU, HAWAII  96817
                 ---------------------------------------------
                    (Address of principal executive offices)


                                 (808) 548-5000
                                 --------------
              (Registrant's telephone number, including area code)


                                      NONE
                                      ----
   (Former name, former address and former fiscal year, if changed since last report)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes   X    No
                                    ---       ---

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                         COMMON STOCK, $5.00 PAR VALUE
               775,890 SHARES OUTSTANDING AS OF NOVEMBER 1, 1993

                    THIS REPORT INCLUDES A TOTAL OF 30 PAGES
                        THE EXHIBIT INDEX IS AT PAGE 29
           (Sequential numbering appears in the middle of each page)

                                     INDEX
                                 LIBERTY BANK

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements                                             Page
                                                                         ----

Unaudited Consolidated Balance Sheets -
September 30, 1993 and December 31, 1992................................    3

Unaudited Consolidated Statements of Income -
Three Months and Nine Months Ended
September 30, 1993 and 1992.............................................    4

Unaudited Consolidated Statements of
Shareholders' Equity - Three Months and Nine
Months Ended September 30, 1993 and 1992................................    5

Unaudited Consolidated Statements of Cash Flows -
Three Months and Nine Months Ended
September 30, 1993 and 1992.............................................    6

Notes to Unaudited Consolidated Financial
Statements - September 30, 1993.........................................    7

Item 2. Management's Discussion and Analysis of
Financial Condition and Results of Operations...........................   12


PART II - OTHER INFORMATION

Item 6.  Exhibits and Reports on Form F-3...............................   29

SIGNATURES..............................................................   30

                                      LIBERTY BANK
                          UNAUDITED CONSOLIDATED BALANCE SHEETS
[CAPTION]

                                                               September 30,  December 31,
                                                                   1993           1992
                                                               -------------  ------------
                                                            (In thousands, except share data)
    Assets
      Cash and due from banks                                   $ 14,798       $ 18,925
      Interest bearing deposits in other banks                    14,841          2,482
      Federal funds sold                                           6,000          9,500
                                                                --------       --------
             Cash and cash equivalents                            35,639         30,907

      Investment securities:
         Trading portfolio, at market                              3,232          3,900
         Held to maturity (market value $38,042
             in 1993 and $50,468 in 1992)                         37,600         50,146
                                                                --------       --------
             Total investment securities                          40,832         54,046

      Loans                                                      219,571        235,384
      Allowance for possible credit losses                        (3,943)        (4,178)
                                                                --------       --------
             Net loans                                           215,628        231,206
      Premises and equipment, net                                  4,140          3,834
      OREO                                                         1,031            701
      Accrued interest receivable                                  1,654          1,811
      Other assets                                                 4,034          3,363
                                                                --------       --------
             Total assets                                       $302,958       $325,868
                                                                ========       ========
    Liabilities and Shareholders' Equity
    Liabilities
      Deposits:
           Noninterest bearing transaction accounts             $ 57,721       $ 60,700
           Interest bearing transaction and
             savings accounts                                    134,873        132,456
           Certificates of deposit, $100,000 or over              32,083         35,409
           Other time deposits                                    45,715         49,156
                                                                --------       --------
             Total deposits                                      270,392        277,721
      Federal Home Loan Bank advances                             10,589         23,805
      Capital notes                                                    -          1,000
      Accrued interest payable                                       706          1,060
      Liability on acceptances                                       209            334
      Other liabilities                                            1,839          2,717
                                                                --------       --------
             Total liabilities                                   283,735        306,637

    Shareholders' Equity
      Preferred stock, $25 par value; authorized
           1,000,000 shares, none issued                               -              -
      Common stock, $5 par value, authorized
           2,000,000 shares, issued and outstanding
           775,890 shares in 1993 and 1992                         3,880          3,880
      Surplus                                                     11,001         11,001
      Retained earnings                                            4,342          4,350
                                                                --------       --------
             Total shareholders' equity                           19,223         19,231
                                                                --------       --------
             Total liabilities and shareholders' equity         $302,958       $325,868
                                                                ========       ========


    See notes to unaudited consolidated financial statements

                                      LIBERTY BANK
                      UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                                       Three Months Ended       Nine Months Ended
                                                         September 30,            September 30,
                                                          1993      1992           1993     1992
                                                        -------   -------        -------  --------
                                                          (In thousands, except per share data)
    Interest income
      Loans, including fees                             $4,215    $4,912        $13,174   $15,269
      Investment securities                                401       805          1,553     2,439
      Deposits in other banks                              146         8            171        24
      Federal funds sold and other                          43        86            124       191
                                                       -------   -------        -------   -------
             Total interest income                       4,805     5,811         15,022    17,923

    Interest expense
      Deposits                                           1,700     2,268          5,294     7,581
      Other                                                180       339            792       491
                                                       -------   -------        -------   -------
             Total interest expense                      1,880     2,607          6,086     8,072
                                                       -------   -------        -------   -------
      Net interest income                                2,925     3,204          8,936     9,851

      Provision for possible credit losses                  90       105            270       255
                                                       -------   -------        -------   -------
             Net interest income after
               provision for possible credit losses      2,835     3,099          8,666     9,596

    Other income
      Service charges                                      729       713          1,968     2,051
      Gain on sale of securities                             0       392            227       392
      Other                                                315       182            884       472
                                                       -------   -------        -------   -------
             Total other income                          1,044     1,287          3,079     2,915

    Other expenses
      Salaries and employee benefits                     1,711     1,816          5,487     5,611
      Occupancy and maintenance                            779       747          2,205     2,228
      Other                                              1,538     1,419          4,622     4,171
                                                       -------   -------        -------   -------
             Total other expenses                        4,028     3,982         12,314    12,010

    Income (loss) before income taxes
       and cumulative effect of change
       in accounting principle                            (149)      404           (569)      501
    Provision (credit) for income taxes                     23       140            (92)      161
                                                       -------   -------        -------   -------
    Income (loss) before cumulative effect of
       change in accounting principle                     (172)      264           (477)      340
    Cumulative effect of change in
       accounting principle                                  -         -            469         -
                                                       -------   -------        -------   -------
             Net income (loss)                           ($172)     $264            ($8)     $340
                                                       =======   =======        =======   =======
    Earnings (loss) per share
    Income (loss) before cumulative effect of
       change in accounting principle                   ($0.22)    $0.34         ($0.61)    $0.44
    Cumulative effect of change in
       accounting principle                               0.00      0.00           0.60      0.00
                                                       -------   -------        -------   -------
             Net income (loss) per share                ($0.22)    $0.34         ($0.01)    $0.44
                                                       =======   =======        =======   =======
    Weighted average shares outstanding                775,890   775,890        775,890   775,685
                                                       =======   =======        =======   =======

    See notes to unaudited consolidated financial statements

                                      LIBERTY BANK
              UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   Number     Common            Retained
                                  of Shares   Stock    Surplus  Earnings   Total
                                  ---------   ------   -------  --------   -------
                                         (In thousands, except share data)
Balance at December 31, 1991       775,353    $3,877   $10,990    $5,727   $20,594
Sale of common stock                   537         3        11         -        14
Net income                                                            76        76
Cash dividend                                                       (155)     (155)
                                   -------    ------   -------    ------   -------
Balance at June 30, 1992           775,890     3,880    11,001     5,648    20,529
Net income                                                           264       264
                                   -------    ------   -------    ------   -------
Balance at September 30, 1992      775,890     3,880    11,001     5,912    20,793
Net loss                                                          (1,562)   (1,562)
                                   -------    ------   -------    ------   -------
Balance at December 31, 1992       775,890     3,880    11,001     4,350    19,231
Net income                                                           164       164
                                   -------    ------   -------    ------   -------
Balance at June 30, 1993           775,890     3,880    11,001     4,514    19,395
Net loss                                                            (172)     (172)
                                   -------    ------   -------    ------   -------
Balance at September 30, 1993      775,890    $3,880   $11,001    $4,342   $19,223
                                   =======    ======   =======    ======   =======

    See notes to unaudited consolidated financial statements

                                      LIBERTY BANK
                    UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Three Months Ended       Nine Months Ended
                                                        September 30,            September 30,
                                                       1993      1992           1993      1992
                                                      -------   -------        -------   -------
                                                       (In thousands, except per share data)
Operating activities
  Net income (loss)                                   ($172)     $264            ($8)     $340
  Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
       Provision for possible credit losses              90       105            270       255
       Depreciation and amortization                    159       170            483       517
       Gain on sales of investment securities             -      (393)          (227)     (392)
       Loss (gain) on sales of loans                    (46)        -           (138)       36
       Unrealized loss (gain) on trading portfolio       21         -           (100)        -
       Decrease (increase) in accrued interest
         receivable                                    (161)      172            157       381
       Increase (decrease) in accrued interest
         payable                                         55        24           (354)     (428)
       Increase in other assets                        (617)   (4,828)        (1,000)   (4,240)
       Increase (decrease) in other liabilities         633      (387)          (878)   (1,530)
                                                    -------   -------        -------   -------
         Net cash used in operating activities          (38)   (4,873)        (1,795)   (5,061)

Investing activities
  Proceeds from sales of investment securities            -     5,314         19,135     5,314
  Proceeds from maturities of investment securities   5,750     4,958         10,552    19,601
  Purchases of investment securities                (12,733)   (9,392)       (16,146)  (23,716)
  (Increase) decrease in loans, excluding loan
     participations and mortgages sold                1,247     1,630          6,180   (16,150)
  Loan participations purchased                         (31)      (13)          (581)   (1,731)
  Proceeds from sales of mortgage loans               4,089       248          9,847     7,320
  Purchase of premises and equipment                   (658)     (231)          (790)     (424)
                                                    -------   -------        -------   -------
         Net cash provided by (used in)
           investing activities                      (2,336)    2,514         28,197    (9,786)

Financing activities
  Increase (decrease) in deposits                     4,568    (6,127)        (7,454)   (6,444)
  Principal payments on capital notes                     -         -         (1,000)        -
  Increase (decrease) in long-term debt                (183)    6,920        (13,216)   24,414
  Stock options exercised                                 -         -              -        14
  Dividends paid                                          -         -              -      (155)
                                                    -------   -------        -------   -------
         Net cash provided by (used in)
           financing activities                       4,385       793        (21,670)   17,829
                                                    -------   -------        -------   -------
Increase (decrease) in cash and cash equivalents      2,011    (1,566)         4,732     2,982
Cash and cash equivalents at beginning of period     33,628    32,782         30,907    28,234
                                                    -------   -------        -------   -------
         Cash and cash equivalents at end
            of period                               $35,639   $31,216        $35,639   $31,216
                                                    =======   =======        =======   =======
- ----------------------------------------------------------------------------------------------
Supplemental cash flow information
  Interest received                                  $4,600    $6,026        $15,072   $18,387
  Interest paid                                       1,831     2,565          6,422     8,461
  Income taxes paid                                       -       122             11       230
  Transfer of loans to other real estate                  -         -            350         -
- ----------------------------------------------------------------------------------------------

    See notes to unaudited consolidated financial statements.

                                  LIBERTY BANK
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include the accounts of Liberty Bank ("Liberty" or the "Bank") and its wholly-owned subsidiary Liberty Properties, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

These unaudited financial statements have been prepared in accordance with generally accepted accounting principles on a basis consistent with the audited financial statements included in Liberty's Annual Report on Form F-2 for the year ended December 31, 1992. They do not, however, include all information and footnotes required by generally accepted accounting principles and should therefore be read in conjunction with Liberty's Annual Report on Form F-2. In the opinion of management, the unaudited interim financial statements reflect all adjustments (of a normal, recurring nature) necessary for a fair statement of the results for the interim periods presented. Operating results for the interim periods presented are not necessarily indicative of the results for the year as a whole.


Certain reclassifications have been made to 1992 balances to conform to the 1993 presentation shown.


NOTE 2 - PENDING MERGER

On October 8, 1993 Liberty entered into a Plan and Agreement of Merger (the "Agreement") among BankAmerica Corporation ("BAC") and Bank of America, FSB, a federal savings association ("FSB"), a wholly-owned subsidiary of BankAmerica Corporation. Pursuant to the Agreement, Liberty will be merged (the "Merger") with and into FSB.

The Merger is subject to approval by 66.6% of the Liberty shareholders and receipt of appropriate regulatory approvals. Pursuant to the Agreement, if approved, each share of Liberty Common Stock, $5.00 par value, outstanding at the time the Merger becomes effective (other than dissenting shares) will automatically be converted, at BAC's option, into the right to receive BAC, $1.5625 par value, Common Stock; cash; or a combination thereof. The amount and form of consideration to be received could be affected by the "Market Value" of BAC's Common Stock; which is defined as the sum total of the high and low sales price of BAC's, $1.5625 par value, Common Stock, on the 10 trading days immediately prior to the 20 days before the closing date of the transaction, divided by 20, and will be determined as follows:

                                 LIBERTY BANK
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PENDING MERGER (CONT'D)

     (a) If the Market Value of BAC's Common Stock is not less than $40.00 per share, each Liberty shareholder of record shall receive such number of shares of BAC Common Stock as calculated by multiplying the number of shares of Liberty Common Stock held by $28.54, and dividing such total by the Market Value of BAC's Common Stock, with the value of any fractional shares to be paid in cash, or,

     (b) If the Market Value of BAC's Common Stock is less than $40.00 per share, at the option of BAC, either: (i) shares of BAC Common Stock as calculated above; (ii) an amount of cash equal to $28.54 for each share of Liberty Common Stock converted; or (iii) a combination thereof.

In addition, Liberty shareholders of record, except for those shareholders who exercise dissenters' rights, will be entitled to receive a dividend consisting of a pro-rata undivided interest in a liquidating trust (the "Trust") composed of certain assets which Liberty anticipates selling which BAC elected not to purchase in accordance with the Agreement.

As of September 30, 1993 certain costs related to the pending Merger approximating $190,000 had been incurred by Liberty. These costs were expensed during the third quarter ended September 30, 1993, and are included in other expenses.


NOTE 3 - INVESTMENT SECURITIES

In May 1993 the Financial Accounting Standards Board adopted SFAS No. 115 entitled "Accounting for Certain Investments in Debt and Equity Securities". Such Statement will be effective for fiscal years beginning after December 15, 1993 and, among other things, will require that certain investments in debt and equity securities be classified under three categories: held to maturity; trading securities; and securities available for sale. Securities classified as held to maturity are to be reported at amortized cost; securities classified as trading securities are to be reported at fair value with unrealized gains and losses included in earnings; and securities classified as available for sale are to be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Liberty does classify certain investment securities as "Trading". Liberty has not adopted SFAS No. 115. However, the impact of its adoption on stockholders' equity at September 30, 1993 would not have been significant.

                                 LIBERTY BANK
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT SECURITIES (CONT'D)

A comparison of the amortized cost and approximate fair value of Liberty's Trading Portfolio at September 30, 1993 and December 31, 1992 follows:


                                        September 30, 1993   December 31, 1992
                                        ------------------   ------------------
                                        Amortized    Fair    Amortized    Fair
                                           Cost      Value     Cost       Value
                                        ---------   ------   ---------   ------
                                                      (In thousands)
U.S. Treasury securities                   $    -   $    -      $    -   $    -
U.S. Government agencies                        -        -           -        -
U.S. Government agency
  mortgage-backed
  securities                                 3,132    3,232       3,900    3,900
States of U.S. and
  political subdivisions                         -       -           -        -
Federal Home Loan Bank stock                     -       -           -        -
                                            ------  ------      ------   ------
     Total                                  $3,132  $3,232      $3,900   $3,900
                                            ======  ======      ======   ======


A comparison of the amortized cost and approximate fair value of Securities Held to Maturity at September 30, 1993 and December 31, 1992 follows:


                                     September 30, 1993    December 31, 1992
                                     -------------------  -------------------
                                     Amortized    Fair    Amortized    Fair
                                       Cost       Value      Cost      Value
                                     ---------   -------  ---------   -------
                                                   (In thousands)
U.S. Treasury securities               $ 8,209   $ 8,336    $13,204   $13,303
U.S. Government
  agencies                              11,102    11,209     12,904    12,872
U.S. Government agency
   mortgage-backed
   securities                           15,120    15,259     18,228    18,267
States of U.S. and
  political subdivisions                   769       838      3,644     3,860
Federal Home Loan Bank stock             2,400     2,400      2,166     2,166
                                       -------   -------    -------   -------
    Total                              $37,600   $38,042    $50,146   $50,468
                                       =======   =======    =======   =======

NOTE 4 - LOANS

In May 1993, the Financial Accounting Standards Board adopted SFAS No. 114 entitled "Accounting by Creditors for Impairment of a Loan". The Statement requires that impaired loans, as defined, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Liberty has not adopted this Statement. However, the financial statement impact of adopting this Statement at September 30, 1993 would not have been material.

                                 LIBERTY BANK
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LOANS (CONT'D)

Loans consisted of the following as of the indicated dates:

                               September 30,   December 31,
                                    1993           1992
                               --------------  ------------
                                      (In thousands)
Commercial, financial and
 agricultural                       $ 46,700       $ 50,320
Real estate - construction               160            350
Real estate - mortgage               163,949        171,825
Installment                            9,417         13,418
Other                                    157            196
                                    --------       --------

Gross Loans                         $220,383       $236,109
Less: Unearned Income                    812            724
                                    --------       --------

  Total Loans                       $219,571       $235,385
                                    ========       ========


NOTE 5 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 1993 Liberty had a Blanket Pledge Agreement with the Federal Home Loan Bank of Seattle. The agreement allows the Bank a line of credit equal to 10% of the Bank's assets. The Blanket Pledge Agreement requires the Bank to maintain qualifying loans or collateral, as defined in the agreement, of at least 120% of advances. At September 30, 1993 the Bank's total available credit was approximately $31,000,000, of which $10,589,000 was utilized. At December 31, 1992 the Bank's total available credit was approximately $32,000,000, of which $23,805,000 was utilized.

The weighted average rate of the outstanding advances was 6.3% at September 30, 1993 and 6.85% at December 31, 1992. Maturities of the borrowings at September 30, 1993 vary from September 1994 through June 1998. The balance at January 31, 1993 was $23,585,000, which represented the highest month end balance during the year.

During the end of the first quarter of 1993, the Bank prepaid approximately $12,000,000 of the outstanding balance on these borrowings in order to reduce interest expense and lessen the Bank's exposure to interest rate risk. The Bank paid a prepayment penalty of $499,000 in association with this balance sheet restructuring. This prepayment penalty is included in other expenses for the nine months ended September 30, 1993.

                                 LIBERTY BANK
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - INCOME TAXES

Effective for the quarter ending March 31, 1993, Liberty revised its income tax accounting policy by adopting FASB Statement No. 109, "Accounting for Income Taxes". SFAS No. 109 replaces the income statement orientation inherent in the previous income tax accounting policy with a balance sheet approach. SFAS No. 109 allowed Liberty to recognize the consequences of certain deferred timing differences in the year of adoption which would have otherwise been recognized in future periods. Liberty has opted for not restating prior periods to reflect the impact of the adoption of this Statement. Accordingly, net income for the nine months ended September 30, 1993 reflects an increase of $469,000; comprising the cumulative effect which this change in accounting method would have had on prior years income had the Statement been previously adopted.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

Liberty Bank's ("Liberty" or the "Bank") had net losses of $172,000, or $.22 per share, and $8,000, or $.01 per share, for the three and nine month periods ended September 30, 1993. This represented a decline in net income of $436,000 ($.56 per share) and $348,000 ($.45 per share), respectively, from the comparable periods of 1992. The primary factors which contributed to this decline in earnings were an overall decrease in net interest income resulting from a decrease in earning assets coupled with a decline in Liberty's net interest margin, a decline in gains derived from the sales of investment securities, a charge to other expenses associated with a prepayment penalty on the retirement of borrowings from the Federal Home Loan Bank, and approximately $190,000 of expenses incurred during the third quarter of 1993 in connection with the Merger. The effect of those items was partially offset by the cumulative effect at January 1, 1993 of adopting SFAS No. 109, "Accounting for Income Taxes".


PENDING MERGER

The Plan and Agreement of Merger, dated October 8, 1993, provides for the merger (the "Merger") of Liberty Bank with and into Bank of America, FSB, a wholly-owned subsidiary of BankAmerica Corporation (BAC). The merger is subject to the vote of Liberty's shareholders and approval by regulatory authorities.

BankAmerica Corporation, the second largest bank holding company in the United States, had total assets of $180.6 billion at December 31, 1992, and operations encompassing approximately 2,000 branches in ten states. Its wholly-owned subsidiary, Bank of America, FSB, is the third largest depository institution in Hawaii, and operates 30 branches as Bank of America Hawaii.

Pursuant to the Plan and Agreement of Merger (the "Agreement"), unless BAC elects to pay cash, each outstanding share of Liberty common stock, $5.00 par value, other than dissenting shares, upon consummation of the Merger will be converted into a number of shares of BAC common stock, $1.5625 par value, calculated on the basis of an exchange ratio of shares of BAC Common Stock for each share of Liberty Common Stock. The exact ratio will depend on the average of the mean between the high and low sales prices for BAC Common Stock for each of the ten trading days immediately preceding the date which is twenty days before the closing date of the Merger (the "Market Value").

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PENDING MERGER (CONT'D)

Generally, the number of shares of BAC Common Stock to be received by Liberty Shareholders who do not exercise dissenters' rights will be determined as follows: (i) if the Market Value is greater than or equal to $40.00, each Liberty Shareholder will receive the number of shares of BAC Common Stock as is determined by multiplying the number of shares of Liberty Common Stock owned of record by such Liberty Stockholder by $28.54 and dividing the resultant product by the Market Value; or (ii) if the Market Value is less than $40.00 each Liberty Shareholder will receive, at the option of BAC, either (A) shares of BAC Common Stock calculated pursuant to (i) above, (B) Cash Consideration equal to $28.54 for each share of Liberty Common Stock owned by such Liberty Shareholder at such time or (C) a combination thereof.

Each Liberty Shareholder of record, who did not elect to exercise dissenters' rights, in addition to the number of shares of BAC Common Stock which they will receive in exchange for their Liberty Common Stock, will also be entitled to receive a dividend consisting of up to $2.91 per share upon the sale of certain trust assets.

No certificates for fractional shares of BAC Common Stock will be issued as a result of the Merger. Each Liberty Shareholder entitled to a fractional interest will receive an amount in cash based on the Market Value of BAC Common Stock as of the Effective Time.

In exchange for payment of $1,000 and entering into the Agreement, Liberty has granted to BAC a warrant to purchase newly issued shares of Liberty Common Stock in an amount up to 24.3% of the issued and outstanding shares of Liberty Common Stock on the date exercised (or 19.6% immediately thereafter), at a cash price of $25.05 per share (subject to certain antidilution provisions). This warrant may only be exercised upon the occurrence of a "Triggering Event", as outlined in the agreement, such events principally relating to any change in control of 10% or more of Liberty's Common Stock. In connection with the Warrant, certain shareholders of Liberty holding approximately 34% of Liberty's Common Stock entered into an Agreement Among Stockholders, pursuant to which they agreed not to transfer their shares of Liberty Common Stock without first obtaining BAC's consent.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The Bank incurred lossses of $172,000 and $8,000 for the three and nine month periods ended September 30, 1993. This represents a decline of $436,000 (165.1%) and $348,000 (102.4%) from the corresponding periods in 1992. This decline in earnings principally resulted from: a decline in net interest income by $279,000 (8.7%) and $915,000 (9.3%) for the respective three and nine month periods; a decline in gains from the sales of investment securities by $392,000 (100.0%) and $165,000 (42.1%) for the respective three and nine months periods; expenses in the third quarter of 1993 approximating $190,000 related to the Merger; and a one time charge during the first quarter of $499,000 associated with the prepayment of certain liabilities to the Federal Home Loan Bank of Seattle. These decreases offset a decline in other expenses, exclusive of those one time charges, of $144,000 (3.6%) and $385,000 (3.2%) for the respective three and nine month periods ended September 30, 1993. Additionally, the decline in operating income between periods was partially offset by the cumulative effect at January 1, 1993 of adopting SFAS No. 109, "Accounting for Income Taxes", which resulted in a one time credit to income of $469,000.


NET INTEREST INCOME

Liberty's primary source of revenue is net interest income, representing the difference between the interest income from interest-earning assets and interest expense on interest-bearing liabilities. The change in the level of interest income is affected by changes in the volume of and the yields earned on interest-earning assets. Interest expense is a function of the volume of and rates paid on interest-bearing liabilities. Net interest income before provision for possible credit losses decreased $279,000 (8.7%) and $915,000 (9.3%) for the respective three and nine month periods ended September 30, 1993.

The decrease in net interest income for the three months ended September 30, 1993 was comprised of a decline of $1,006,000 (17.3%) in total interest income, which was partially offset by a decline of $727,000 (27.9%) in total interest expense. The Bank's net interest margin decreased to 4.25% for the three months ended September 30, 1993 from 4.37% during the same period in 1992. The net interest margin declined principally because average interest earning assets declined by $17,669,000 while average interest-bearing liabilities declined by only $16,424,000 from the same period in 1992. Additionally the change in the yield on average interest-earning assets and the cost of funds on average interest-bearing liabilities each declined by approximately 95 basis points.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


NET INTEREST INCOME (CONT'D)

The decrease in net interest income for the nine months ended September 30, 1993 was comprised of a decline of $2,901,000 (16.2%) in total interest income, which was partially offset by a decline in total interest expense of $1,986,000 (24.6%). The Bank's net interest margin decreased to 4.36% in 1993 from 4.63% during the comparable period of 1992. This decrease principally resulted from the decline in average interest-earning assets by $10,536,000 during the period compared to a decline by only $6,931,000 in total interest-bearing liabilities during the same period. There was a decline in the yield on interest-earning assets during the period by 1.09%, however, this decline was closely matched by a decline in the cost of interest-bearing liabilities of 1.01%.

Following is a summary analysis of the changes in interest income and interest expense for the comparable three and nine month periods ended September 30, 1993. This analysis, by major earning category, defines the changes in net interest income which resulted from changes in the volume of interest-earning assets and interest-bearing liabilities, and those changes resulting from changes in rates earned on interest-earning assets and rates paid on interest-bearing liabilities.


                     NET INTEREST INCOME VARIANCE ANALYSIS
                 THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1993

                                          Three Months Ended                 Nine Months Ended
                                      ----------------------------       ----------------------------
                                            Amount of change resulting from the changes in:
                                      Volume      Rate      Total        Volume     Rate      Total
                                      ------     ------     ------       ------   --------   --------
                                                       (Dollars in thousands)
Interest earned on (1):
    Loans                             ($310)     ($387)     ($697)       ($525)   ($1,570)   ($2,095)
    Investment securities (2)          (138)      (266)      (404)        (290)      (596)      (886)
    Deposits in other banks             137          1        138          146          1        147
    Federal funds sold                  (37)        (6)       (43)         (48)       (19)       (67)
                                      ------     ------     ------       ------   --------   --------
             Total                     (348)      (658)    (1,006)        (717)    (2,184)    (2,901)

Interest paid on (1):
    Savings and interest-bearing
      transaction accounts               53       (243)      (190)          64     (1,044)      (980)
    Certificates of deposit,
      under $100,000                    (51)      (147)      (198)        (207)      (468)      (675)
    Certificates of deposit,
      $100,000 or more                 (101)       (78)      (179)        (292)      (340)      (632)
    Other borrowed funds               (125)       (35)      (160)         326        (26)       300
                                      ------     ------     ------       ------   --------   --------
             Total                     (224)      (503)      (727)        (109)    (1,878)    (1,987)
                                      ------     ------     ------       ------   --------   --------
Net interest income                   ($124)     ($155)     ($279)       ($608)     ($306)     ($914)
                                      ======     ======     ======       ======   ========   ========

(1) A change due both to volume and rate has been allocated to the change in volume and rate in proportion to the relationship of the dollar amount of the change in each.

(2) Changes calculated on nontaxable securities have not considered tax equivalent effects.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents for the periods indicated the distribution of average assets, liabilities and shareholders' equity as well as the total dollar amount of interest income from average interest-earning assets and resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates.

                                                                 Three Months Ended September 30,
                                              ---------------------------------------------------------------------
                                                             1993                                1992
                                              ---------------------------------    --------------------------------
                                               Average       Yield/                Average       Yield/
                                               Balance        Rate     Interest    Balance        Rate     Interest
                                              --------       ------    --------    -------       ------    --------
                                                                     (Dollars in thousands)
ASSETS:
Interest-earning assets:
    Loans(1)                                  $215,411        7.76%     $4,215    $231,264        8.43%     $4,912
    Investment securities(2)                    35,812        4.44%        401      48,072        6.64%        805
    Interest bearing deposits in other banks    16,482        3.51%        146       1,159        2.74%          8
    Federal funds sold                           5,609        3.04%         43      10,488        3.25%         86
                                              --------                  ------    --------                  ------
        Total interest-earning assets          273,314        6.97%      4,805     290,983        7.92%      5,811

Allowance for possible credit losses            (4,378)                             (3,339)
Nonearning assets:
    Cash and due from banks                     19,558                              19,855
    Nonaccrual loans                             6,358                               5,971
    Premises and equipment, net                  3,867                               3,699
    Other assets                                 7,174                               7,762
                                              --------                            --------
        Total average assets                  $305,893                            $324,931
                                              ========                            ========

LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
    Savings and interest-bearing
        transaction accounts                  $140,383        2.52%       $890    $131,969        3.25%     $1,080
    Certificates of deposit, under $100,000     48,626        4.51%        553      53,080        5.61%        751
    Certificates of deposit, $100,000 or over   30,518        3.34%        257      42,567        4.06%        436
    Federal funds purchased                        352        3.38%          3           0        0.00%          0
    Other borrowings                            11,657        6.02%        177      20,344        6.63%        340
                                              --------                   -----    --------                  ------
        Total interest-bearing liabilities     231,536        3.22%      1,880     247,960        4.17%      2,607

Noninterest-bearing liabilities:
    Transaction accounts                        54,146                              53,908
    Other liabilities                              782                               2,451
                                              --------                            --------
        Total liabilities                      286,464                             304,319

Shareholders' equity:
    Common stock                                 3,880                               3,880
    Surplus                                     11,001                              11,001
    Retained earnings                            4,548                               5,731
                                              --------                            --------
        Total shareholders equity               19,429                              20,612
                                              --------                            --------

        Total liabilities and
        shareholders' equity                  $305,893                            $324,931
                                              ========                            ========

Net interest income                                                     $2,925                              $3,204
                                                                        ======                              ======

Interest income as a percentage
    of average earning assets                                 6.97%     $4,805                    7.92%     $5,811
Interest expense as a percentage
    of average earning assets                                 2.73%      1,880                    3.55%      2,607
                                                                        ------                              ------

Net interest margin                                           4.25%     $2,925                    4.37%     $3,204
                                                                        ======                              ======

(1) Amount excludes nonaccrual loans.
(2) Applicable nontaxable securities yields have not been calculated on a taxable-equivalent basis because they are not significant.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following table presents for the periods indicated the distribution of average assets, liabilities and shareholders' equity as well as the total dollar amount of interest income from average interest-earning assets and resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates.

                                                                 Nine Months Ended September 30,
                                              ----------------------------------------------------------------------
                                                              1993                               1992
                                              ----------------------------------   ---------------------------------
                                              Average        Yield/                Average        Yield/
                                              Balance         Rate      Interest   Balance         Rate     Interest
                                              -------        ------     --------   -------        ------    --------
                                                                     (Dollars in thousands)
Assets:
Interest-earning assets:
    Loans(1)                                  $221,122        7.97%     $13,174    $229,932        8.88%    $15,269
    Investment securities(2)                    38,829        5.35%       1,553      46,073        7.08%      2,439
    Interest bearing deposits in other banks     8,794        2.60%         171       1,265        2.54%         24
    Federal funds sold                           5,181        3.20%         124       7,192        3.55%        191
                                              --------                  -------    --------                  ------
        Total interest-earning assets          273,926        7.33%      15,022     284,462        8.42%     17,923

Allowance for possible credit losses            (4,289)                              (3,307)
Nonearning assets:
    Cash and due from banks                     19,786                               20,010
    Nonaccrual loans                             6,872                                5,679
    Premises and equipment, net                  3,781                                3,779
    Other assets                                 7,135                                7,396
                                              --------                             --------
        Total average assets                  $307,211                             $318,019
                                              ========                             ========

Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
    Savings and interest-bearing
        transaction accounts                  $135,301        2.67%      $2,701    $132,074        3.73%     $3,681
    Certificates of deposit, under $100,000     49,141        4.83%       1,774      54,856        5.97%      2,448
    Certificates of deposit, $100,000 or over   31,771        3.45%         819      43,088        4.50%      1,451
    Federal funds purchased                        418        3.20%          10         159        4.20%          5
    Other borrowings                            16,276        6.42%         782       9,661        6.74%        487
                                              --------                   ------    --------                  ------
        Total interest-bearing liabilities     232,907        3.49%       6,086     239,838        4.50%      8,072

Noninterest-bearing liabilities:
    Transaction accounts                        53,825                               54,850
    Other liabilities                            1,169                                2,790
                                              --------                             --------
        Total liabilities                      287,901                              297,478

Shareholders' equity:
    Common stock                                 3,880                                3,880
    Surplus                                     11,001                               11,001
    Retained earnings                            4,429                                5,660
                                              --------                             --------
        Total shareholders equity               19,310                               20,541
                                              --------                             --------

        Total liabilities and
        shareholders' equity                  $307,211                             $318,019
                                              ========                             ========

Net interest income                                                      $8,936                              $9,851
                                                                         ======                             =======
Interest income as a percentage
    of average earning assets                                 7.33%     $15,022                    8.42%    $17,923
Interest expense as a perentage
    of average earning assets                                 2.97%       6,086                    3.79%      8,072
                                                                        -------                             -------

Net interest margin                                           4.36%     $ 8,936                    4.63%    $ 9,851
                                                                        =======                             =======

(1) Amount excludes nonaccrual loans.
(2) Applicable nontaxable securities yields have not been calculated on a taxable-equivalent basis because they are not significant.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET INTEREST INCOME (CONT'D)

A changing interest rate environment can have a significant impact on the Bank's net interest margin as measured against average earning assets and its interest rate spread. Management monitors its net interest margin by repricing its loan and deposit products after giving effect to such factors as competition in the market place and expected maturities in the loan, investment and deposit portfolios.


OTHER INCOME

Total other income declined $243,000 (18.9%) for the three months ended September 30, 1993. This decline resulted principally from a decline by $392,000 in gains from sales of investment securities during the period. Total other income for the period other than gains from sales of investment securities increased by $149,000, or 16.6%.

Total other income increased $164,000 (5.6%) for the nine months ended September 30, 1993. This increase was offset by a decline in gains from sales of investment securities of $165,000 (42.1%). For the period, other income, except from gains on sales of investment securities, increased $329,000 (13.0%).

For both the three and nine month periods ended September 30, 1993, total other income, other than gains from sales of securities, increased as a result of an increase in rates charged on services offered by the Bank to its customers.


OTHER EXPENSE

Total other expense for the three months ended September 30, 1993 increased $46,000 (1.2%) when compared to the same period of 1992, and increased by $304,000 (2.5%) for the nine months ended September 30, 1993 compared to the same period of 1992. During the first quarter of 1993, Liberty retired early approximately $12 million of borrowings from the Federal Home Loan Bank of Seattle. In connection with this early retirement, the Bank was required to pay an approximate $499,000 prepayment penalty which was recorded as an other expense item. Exclusive of merger expenses, other expense for the three months ended September 30, 1993, would reflect a decline of $144,000 (3.6%) compared to the same period of 1992. Additionally, except for the effect of the FHLB debt prepayment penalty and merger expenses, other expense for the nine month period ended September 30, 1993 would reflect a decline of $385,000 (3.2%) from the same period of 1992.

The decline in other expenses during 1993, exclusive of the items mentioned above, has been the result of management's concerted effort to control costs through employee attrition, restructuring and consolidation of operating functions, and placing stricter budgetary controls on expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Total average interest-earning assets declined by 3.7% and total average interest-bearing liabilities decreased by 2.9%, between the comparable nine month periods ended September 30, 1993 and 1992. These changes reflect weak loan demand resulting from the Hawaiian recession and the Bank's increased loan interest rates relative to market conditions which both had the effect of decreasing the volume of new loans funded, a situation that the Bank took advantage of by decreasing its high cost funding sources in an effort to improve the Bank's relative cost of funds. While these moves caused the Bank's asset base to shrink, it improved the Bank's overall liquidity and capital positions.


LOAN PORTFOLIO

Liberty concentrates its lending activities in four areas: commercial, financial and agricultural; real estate-construction; real estate-mortgage; and installment loans. Interest rates charged by the Bank vary with the degree of risk, the size and maturity of the loan, the borrowers' depository relationships with the Bank, and prevailing market rates. No loan concentrations exceeding 10% of total loans were not otherwise disclosed in "Notes to Unaudited Consolidated Financial Statements".

The Bank has collateral management policies in place so that collateral lending of all types is on a basis which it believes is consistent with regulatory lending standards. Valuation analyses are utilized to take into consideration the potentially adverse economic conditions under which liquidation of collateral could occur. It is generally Liberty's policy to fully collateralize all loans with loan to value ratios determined on an individual loan basis taking into account the financial stability of each borrower and the value and type of the collateral. In addition to real estate, other collateral accepted as security against loans includes deposits, securities, accounts receivable, inventories, equipment and other assets.


COMMERCIAL, FINANCIAL AND AGRICULTURAL LOANS

Liberty's commercial, financial and agribusiness loans, referred to herein as commercial loans, totalled 21.3% and 21.4% of total loans at September 30, 1993 and December 31, 1992, respectively. Commercial loans consist primarily of short to medium-term financing for small to medium-sized businesses and professionals. Commercial loans are diversified as to industries and types of businesses, with no material industry concentrations and have a profile which the Bank believes generally reflects the economy of the Hawaiian islands. The primary source of loan repayment is the cash flows from the commercial businesses, with collateral taken as a secondary source of repayment in an abundance of caution. Loan-to-value ratios generally range from approximately 40% to 80%, depending on the nature of the collateral.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


REAL ESTATE - CONSTRUCTION LOANS

Real estate-construction loans are primarily for the construction of residential housing. These loans totaled less than 1% of the total loan portfolio at September 30, 1993 and December 31, 1992, respectively. Loan-to-value ratios generally depend on the nature of the collateral, ranging from less than 65% for land acquisition, to less than 80% for single-family individual-borrower construction loans.


REAL ESTATE - MORTGAGE LOANS

Liberty's real estate-mortgage loans, referred to herein as mortgage loans, totaled 74.7% and 73.0% of total loans at September 30, 1993 and December 31, 1992. Over 90% of the Bank's mortgage loans are secured by 1-4 family residential properties. Included in this category are home equity loans, home equity lines of credit as well as first mortgages on residential properties. These loans have loan-to-appraised-values of between 70% and 90%, depending upon the underlying collateral and the intended use of funds. The remaining portion of the portfolio is comprised of nonfarm, nonresidential commercial properties which constitute "mini-perm" (medium-term) commercial real estate mortgages with maturities generally ranging from five to seven years.

Real estate-mortgage and construction lending contain potential risks which are not inherent in other types of commercial lending. These potential risks include declines in market values of underlying real property collateral and, with respect to construction lending, delays or cost overruns, which could expose the Bank to loss. In addition, risks in commercial real estate lending include declines in commercial real estate values and general economic conditions. Because the Bank lends primarily within its market area, the real property collateral for its loans is similarly concentrated, rather than diversified over a broader geographic area. The Bank could therefore be adversely affected by a decline in real estate values on the island of Oahu, Hawaii, even if real estate values elsewhere in Hawaii generally remain stable or increase.


INSTALLMENT LOANS

Installment loans aggregated 4.3% and 5.7% of total loans at September 30, 1993 and December 31, 1992. Included in this loan category are home improvement loans, recreational vehicle loans, and automobile loans. Loans-to-appraised-values range from up to 80% for home equity lines, up to 90% for home improvement loans, and up to 100% for recreational vehicle and automobile loans.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CREDIT RISK MANAGEMENT

Management believes that the objective of a sound credit policy is to extend quality loans on a diversified basis to customers while controlling risks affecting shareholders and depositors. Both Management and the Board of Directors approve credit policy and review asset quality and compliance with credit policy. Liberty maintains a loan review staff as part of its internal audit function which examines the loan portfolios of the Bank for compliance with established standards. Executive management, senior lending officers and senior credit officers also perform reviews of loan quality and monitor on a periodic basis the progress of watch list loans requiring an action plan for rehabilitation or refinancing. In addition, credit underwriting guidelines are periodically reviewed and adjusted to reflect current economic conditions.

Liberty places a loan on nonaccrual status when one of the following events occurs: any installment of principal or interest is 90 days past due (unless well-secured and in the process of collection); management determines the ultimate collection of principal or interest on a loan to be unlikely; management deems a loan to be an in-substance foreclosure resulting from the Bank taking legal possession of the underlying collateral; or the terms of a loan have been renegotiated to less than market rates due to a serious weakening of the borrower's financial condition.

With respect to the Bank's policy of placing loans 90 days or more past due on nonaccrual status, unless the loan is well-secured and in the process of collection as determined by management, a loan is considered in the process of collection if, based on a probable specific event, management expects that the loan will be repaid or brought current. When a loan is placed on nonaccrual status, the Bank's general policy is to reverse and charge against current income previously accrued but unpaid interest. Income on such loans is subsequently recognized only to the extent that cash is received and the future collection of principal is probable. Loans for which collectibility of the principal balance or interest is considered to be doubtful by management are placed on nonaccrual status prior to becoming 90 days delinquent.

Loans that are deemed in-substance foreclosures, which includes only those loans where the Bank has taken legal possession of the underlying real estate collateral, are classified as "OREO" on Liberty's financial statements. In such situations, the secured loan is reclassified on the balance sheet at the lesser of the fair market value of the underlying collateral, less selling expenses, or the recorded amount of the loan.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CREDIT RISK MANAGEMENT (CONT'D)

Liberty values its OREO properties at their estimated fair values, less selling expenses, based on appraisals generally performed at the time the property is acquired. Management's objective is to dispose of these properties in an expeditious time-frame in an effort to minimize holding costs, which may result in the Bank realizing less than book value. Due to possible variations in real estate values, management can give no assurance that the carried values of OREO properties will ultimately be realized upon disposition.


NONPERFORMING ASSETS

The table below sets forth information about nonperforming assets and accruing past due loans of thirty days or greater:


                                                      December 31,
                           Sept. 30,  --------------------------------------------
                             1993       1992      1991     1990     1989     1988
                           ---------  --------  -------  -------  -------  -------
                                                     (In thousands)
 Nonaccrual loans           $ 6,313   $ 7,282    $ 5,590   $6,109   $1,256   $  706

OREO                          1,031       701        620        -        -        -
                            -------   -------    -------   ------   ------   ------
 Total nonperforming
 assets                     $ 7,344   $ 7,983    $ 6,210   $6,109   $1,256   $  706
                            =======   =======    =======   ======   ======   ======
Loans past due 30 days
 and still accruing
 interest                   $ 7,515   $ 7,242    $ 6,066   $2,261   $6,422   $3,820
                            =======   =======    =======   ======   ======   ======
Total nonperforming
 assets and past due
 loans                      $14,859    15,225    $12,276   $8,370   $7,678   $4,526
                            =======    ======    =======   ======   ======   ======
Total nonperforming
 assets to total loans         3.34%     3.39%      2.72%    2.78%    0.65%    0.38%
                            =======    ======    =======   ======   ======   ======
Total nonperforming
 assets and past due
 loans to total loans          6.77%     6.47%      5.37%    3.81%    4.00%    2.43%
                            =======    ======    =======   ======   ======   ======

At September 30, 1993, nonperforming assets consisted principally of four large nonaccrual loans. All four credits are relatively well secured by commercial and/or residential properties and are in various stages of collection, workout or litigation. One of these loans, which had a book value of $687,000 at September 30, 1993, was repaid in full in early October 1993. OREO consisted principally of two properties.

While total loans past due at September 30, 1993 totaled approximately $7.5 million, only approximately $635,000 represented loans which were past due 90 days or greater.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ALLOWANCE FOR POSSIBLE CREDIT LOSSES

Management's determination of the allowance for possible credit losses requires the use of estimates and assumptions related to the risks inherent in the loan portfolio which management believes are reasonable. Actual results could, however, differ significantly from those estimates. Estimates that are particularly susceptible to significant fluctuation relate to the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans because in those circumstances management revalues the asset to the lower of cost or fair value less selling expenses. In connection with the determination of the allowance for possible credit losses and the valuation of OREO, management generally obtains independent appraisals for significant properties. Management believes its current appraisal policies generally conform to federal regulatory guidelines.

An evaluation of the overall quality of the portfolio is performed to determine the necessary level of the allowance for possible credit losses. This evaluation takes into consideration the classification of loans and the application of loss estimates to these classifications. Liberty designates loans as pass, special mention, substandard, doubtful, or loss based on classification criteria believed by management to be consistent with the criteria applied by the Bank's banking examiners. These classifications and loss estimates take into consideration all sources of repayment, underlying collateral, the value of such collateral, and current and anticipated economic conditions, trends and uncertainties. These processes provide management with data that help to identify and estimate the credit risk inherent in the portfolio so that management may identify potential problem loans on a timely basis. The allowance for possible credit losses reflects the result of these estimates.

The provision for possible credit losses for the three and nine months ended September 30, 1993, respectively, of $90,000 and $270,000 reflect, in part, management's continuing concern for the slow recovery of Hawaii's economy which is resultant of the bursting of the "economic bubble" in Japan and continuing recession in California, the two most significant sources of tourism and trade for the state of Hawaii. During the fourth quarter of 1992 management provided a provision for credit losses in the amount of $1,515,000 which reflected management's determination as to the effect that the State's ongoing recession could have on the Bank's ability to collect certain outstanding credits.

Based on information available at September 30, 1993, management believes the $3,943,000 allowance for possible credit losses, which constituted 1.80% of total loans, to be adequate as an allowance against foreseeable loan losses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


ALLOWANCE FOR POSSIBLE CREDIT LOSSES (CONT'D)

While management uses all available information to recognize losses on loans and OREO, future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for possible credit losses on loans and OREO. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination.


CAPITAL RESOURCES

The Bank is subject to FDIC regulations governing capital adequacy.

     RISK-BASED CAPITAL GUIDELINES

     The FDIC regulations define capital in terms of "core capital elements" (comprising Tier 1 capital) and "supplemental capital elements" (comprising Tier 2 capital). Tier 1 capital is generally defined as the sum of the core capital elements less goodwill. Risk-based capital ratios are calculated with reference to risk-weighted assets, including both on and off-balance sheet exposures, which are multiplied by certain risk weights assigned by the FDIC to those assets. Nonmember banks, such as the Bank, are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of eight percent (8%), at least one-half of which must be in the form of Tier 1 capital.

     LEVERAGE CAPITAL GUIDELINES

     The FDIC has established a minimum leverage ratio of three percent (3%) Tier 1 capital to total assets for nonmember banks that have received the highest composite regulatory rating and are not anticipating or experiencing any significant growth. All other institutions will be required to maintain a leverage ratio of at least 100 to 200 basis points above the three percent (3%) minimum.

Set forth below are the Bank's risk based and leverage capital ratios as of September 30, 1993 and December 31, 1992:

                                       Liberty Ratios       Minimum
                                    Sept. 30,    Dec. 31,   Capital
                                       1993        1992     Ratios
                                    ---------    --------   -------
Capital ratios:
  Total risk-based capital ratio       10.70%      10.34%     8.00%
  Tier 1 capital to risk-
   weighted assets                      9.44        8.63      4.00
    Leverage ratio (1)                  6.35        5.74      3.00

     (1) Tier 1 capital as a percentage of period end total assets, less intangibles not included in Tier 1 capital.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL POSITION AND RESULTS OF OPERATIONS


CAPITAL RESOURCES (CONT'D)

As required by FDICIA, the federal banking agencies have solicited comments on a proposed method of incorporating an interest rate risk component into the current risk-based capital guidelines, with the goal of ensuring that institutions with high levels of interest rate risk have sufficient capital to cover their exposures. Interest rate risk is the risk that changes in market interest rates might adversely affect a bank's financial condition. Under the proposal, interest rate risk exposures would be quantified by weighing assets, liabilities and off-balance sheet items by risk factors which approximate sensitivity to interest rate fluctuations. Institutions identified as having an interest rate risk exposure greater than a defined threshold would be required to allocate additional capital to support this higher risk. Higher individual capital allocations would be required by bank regulators based on supervisory concerns.

As the federal banking agencies have solicited comments on this proposal but have not yet proposed regulations to implement any interest rate risk component into the risk-based capital guidelines, the ultimate impact on the Bank of final regulation in this area cannot be predicted at this time.

The primary reason for the increase in Liberty's capital ratios between year end 1992 and September 30, 1993 reflects the decline in total assets of the Bank during this time period. The improvement in these ratios resulted from the Bank's plan to improve liquidity and reduce its reliance on high cost and high volatility funds. This was principally the result of weak loan demand brought about by the recession in Hawaii resulting from the recessions in both Japan and California, Hawaii's two biggest sources of tourism. This condition also allowed the Bank to prepay certain Federal Home Loan Bank borrowings. The Bank's capital ratios exceed the minimum regulatory guidelines.


LIQUIDITY MANAGEMENT

Liquidity management requires that sufficient cash be available at all times to meet financial commitments. The Bank's need for liquidity arises principally from loan funding requirements, as well as maturities of short-term money market acounts, time certificates of deposit, and other deposit withdrawals.

Liberty maintains significant amounts of cash and marketable securities to cover liquidity needs. Liquid assets, exclusive of pledged securities totaling $35,247,000 and $41,698,000 constituted 16.1% and 16.4% of net deposits at September 30, 1993 and December 31, 1992, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL POSITION AND RESULTS OF OPERATIONS

LIQUIDITY MANAGEMENT (CONT'D)

Liberty, in order to provide for loan funding requirements, as well as seasonal or unexpected fluctuations in its deposit base, has a line of credit with the Federal Home Loan Bank of Seattle. This line allows the Bank funds equivalent to 10% of its total assets. The Bank has pledged qualifying assets equivalent to 120% of the available line. At September 30, 1993, total funds available to borrow under the line approximated $31 million, of which $10,589,000 was utilized. At December 31, 1992 total funds available under the line approximated $32 million, of which $23,805,000 was utilized. On an overall basis, management believes liquidity is adequate.


ASSET AND LIABILITY MANAGEMENT

The primary function of asset/liability management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities. The Bank's policy has been to maintain an adequate liquidity position which, in addition to cash and cash equivalents, relies on cash inflows principally from earned interest, repayments of principal on loans and investments, and collections from deposits. The Bank's principal cash outflows are for loan origination, purchases of investment securities and payment of operating expenses.

Asset/liability management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. The difference between the amount of assets and liabilities that are repricing in various time frames is called the "Gap". Generally, if repricing assets exceed repricing liabilities in a given time period, the Bank would be "asset sensitive", or if repricing liabilities exceed repricing assets, the Bank would be "liability sensitive".

Based upon the following repricing schedule, at September 30, 1993, the Bank was "asset sensitive" with respect to interest-earning assets and liabilities repricing within one year. However, because approximately $89 million of interest-bearing liabilities in excess of interest-earning assets reprice immediately, management expects that, in the short-term, in a declining rate environment, the Bank's net interest margin would be expected to increase as liabilities generally reprice more quickly than assets, and in an increasing rate environment the Bank's net interest margin would tend to decline. The Bank manages its interest rate risk by emphasizing loan products which have variable interest rates and deposit products which are short-term in duration. The Bank's asset/liability policy seeks to maintain a cumulative ratio of rate sensitive assets to rate sensitive liabilities of between .80% and 1.2% in a twelve month time horizon. The projected rates between October 1, 1993 and September 30, 1994 are a high of 1.64% and a low of .69%.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ASSET AND LIABILITY MANAGEMENT (C0NT'D)

The following table sets forth the interest rate sensitivity of the Bank's interest earning assets and interest-bearing liabilities at September 30, 1993, the interest rate sensitivity gap, the cumulative interest rate sensitivity gap and the cumulative interest rate sensitivity gap ratio.

                                                                         September 30, 1993
                                           ---------------------------------------------------------------------------
                                                          Next Day     After Three     After One
                                                          But With-     Months But     Year But     After
                                                          in Three      Within 12     Within Five   Five
                                           Immediately     Months          Months        Years      Years      Total
                                           -----------    ---------    -----------    ----------   -------    --------
                                                                           (In thousands)
    Interest Rate Sensitivity Gap:
    Loans (1)                               $ 29,782     $ 70,774        $77,528       $30,454      $11,033    $219,571
    Investment securities (2)                      -        8,949         13,050        14,643        1,794      38,436
    Other short-term investment
      securities                              15,841        5,000              -             -            -      20,841
                                            --------     --------        -------       -------      -------    --------
        Total interest-earning assets       $ 45,623     $ 84,723        $90,578       $45,097      $12,827    $278,848
                                            ========     ========        =======       =======      =======    ========

    Interest-bearing transaction accounts   $ 55,287     $      -        $     -       $     -      $     -    $ 55,287
    Savings accounts                          79,586            -              -             -            -      79,586
    Certificates of deposit                        -       21,585         38,413        17,800            -      77,798
    FHLB advances                                  -          165          7,996         2,428                   10,589
                                            --------     --------        -------       -------      -------    --------
        Total interest-bearing liabilities  $134,873     $ 21,750        $46,409       $20,228      $     0    $223,260
                                            ========     ========        =======       =======      =======    ========
        Interest rate sensitivity gap       $(89,250)    $ 62,973        $44,169       $24,869      $12,827    $ 55,588
                                            --------     --------        -------       -------      -------    --------
        Cumulative gap                      $(89,250)    $(26,277)       $17,892       $42,761      $55,588
                                            --------     --------        -------       -------      -------
        Cumulative gap percentage to
          earning assets at
          September 30, 1993                  -32.01%       -9.42%          6.42%        15.33%       19.93%
                                            ========     ========        =======       =======      =======

    (1) Includes nonaccrual loans of $6,313,000.
    (2) Excludes Federal Home Loan Bank Stock of $2,400,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EFFECT OF CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity-to-assets ratio. An important effect of this has been the reduction in the proportion of earnings paid out as dividends by some banking organizations. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.


REGULATORY ACTIONS

On October 5, 1992, the Board of Directors of the Bank entered into an informal Memorandum of Understanding with the Regional Directors, Federal Deposit Insurance Corporation, and the Commissioner, Division of Financial Institutions, State of Hawaii, with regard to various aspects of the Bank's operations and condition.

This agreement requires the Bank to: fill certain senior management positions; increase staffing in its loan review function; reduce its classified assets to mutually agreeable levels within a prescribed time frame; revise its loan policies and procedures; develop a capital maintenance plan; develop a five year strategic plan; and develop a plan to control overhead expenses. The FDIC has instituted limitations on the Bank's ability to distribute dividends to its shareholders, and requires the Bank to seek approval of the FDIC prior to hiring members of senior management.

Also, on August 19, 1993, the Bank entered into an MOU with regard to its compliance practices. Significant progress has been made in correcting the weaknesses addressed, which were principally: to enable the compliance officer to independently oversee and coordinate the Bank's overall compliance efforts, provide the compliance officer with necessary training, adopt a comprehensive written compliance program and institute an acceptable internal review program.

                                 LIBERTY BANK


ITEM 6. EXHIBITS AND REPORTS ON FORM F-3

(a)  The following exhibits are attached hereto and furnished with this Report:

                                                        Page of
               Exhibit                                  Sequential
               Designation    Description of Exhibit    Numbering
               -----------    ----------------------    ----------
               10.1           Plan and Agreement of         29
                              Merger Among BankAmerica
                              Corporation, Bank of
                              America, FSB and
                              Liberty Bank, entered
                              into as of October 8,
                              1993.*
- ------------
*This exhibit is excluded here; however, it is filed with the Form S-4 as Appendix B (Plan and Agreement of Merger and Merger Agreement).

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  LIBERTY BANK




Date: January 12, 1994         By:  MARK E. BUCHMAN
      ----------------             ___________________________
                                    Mark E. Buchman
                                    President and
                                    Chief Executive Officer
                                    (Principal Executive Officer)


Date: January 12, 1994         By:  ARVIND A. MENON
      ----------------            ----------------------------
                                    Arvind A. Menon
                                    Senior Vice President
                                    (Principal Financial and
                                     Accounting Officer)